06014237

PPL

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

RESIGNATION OF COMPANY SECRETARY

The board of directors ("**Board**") of ONFEM Holdings Limited ("**Company**") announces that Miss. Siu Tin Ho ("**Miss. Siu**") resigned as the company secretary of the Company and the alternate to the authorised representatives of the Company due to personal reasons with effect from 27th May, 2006.

The Board takes this opportunity to express its gratitude to Miss. Siu during her term of office. In the meantime, the Board is identifying a suitable candidate to fill the vacancy occasioned by the resignation of Miss. Siu.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 27th May, 2006

As at the date hereof, the Board comprises eight directors, namely, Mr. Zhou Zhongshu^, Mr. Wang Xingdong#, Mr. Yan Xichuan#, Mr. Qian Wenchao#, Ms. He Xiaoli#, Mr. Lam Chun, Daniel+, Mr. Selwyn Mar+ and Ms. Tam Wai Chu, Maria+.

- \# *Executive director*
- ^ *Non-executive director*
- \+ *Independent non-executive director*

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ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

公司秘書辭任

東方有色集團有限公司(「**本公司**」)董事會(「**董事會**」)謹此宣佈，蕭天好小姐(「**蕭小姐**」)因私人理由自二零零六年五月二十七日起辭任本公司公司秘書及替任授權代表。

董事會謹此感謝蕭小姐於任內對本公司之貢獻。與此同時，董事會正物色合適人選，以填補因蕭小姐辭任而產生之空缺。

承董事會命
董事總經理
王幸東

香港，二零零六年五月二十七日

於本公佈之日期，董事會由八名董事組成，即周中樞先生^、王幸東先生#、閻西川先生#、錢文超先生#、何小麗女士#、林濬先生+、馬紹援先生+及譚惠珠女士+。

\# *執行董事*
^ *非執行董事*
\+ *獨立非執行董事*

* *僅供識別*